

September 6, 2012

Via E-mail
Theodore H. Bunting Jr.
Senior Vice President and Chief Accounting Officer
Entergy Texas, Inc.
Capital Center
919 Congress Avenue, Suite 840-C
Austin, Texas 78701

      **Re:    Entergy Texas Restoration Funding, LLC**
             **Form 10-K for Fiscal Year Ended December 31, 2011**
             **Filed March 29, 2012**
             **File No. 333-161911-01**

Dear Mr. Bunting:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Katherine Hsu

                        Katherine Hsu
                        Office Chief